Exhibit 12

Parkway Properties, Inc.

Ratio of Earnings to Combined Fixed Charges & Preferred Dividends

2011 Common Stock Shelf Registration

(in 000s)

	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended Sept 30, 2011
Earnings:
Income (loss) from continuing operations, pretax	$19,679	$16,885	$(24,526)	$(19,861)	$(21,936)	$(134,071)
Add: income taxes	30	(27)	2	2	2	50
Less: equity in earnings	(751)	(1,008)	(894)	(445)	(326)	(65)
Interest expense	31,923	37,106	44,315	40,846	40,677	37,280
Income distributions from unconsolidated joint ventures	1,334	1,036	1,042	392	—	507

Earnings	$52,215	$53,992	$19,939	$20,934	$18,417	$(96,299)

Fixed charges and preferred dividends:
Interest expense	$31,923	$37,106	$44,315	$40,846	$40,677	$37,280
Capitalized interest	—	242	836	—	—	—
Preferred stock dividends	6,573	4,800	4,800	4,800	6,325	7,341

Total fixed charges and preferred dividends	$38,496	$42,148	$49,951	$45,646	$47,002	$44,621

Ratio of earnings to combined fixed charges and preferred stock dividends	1.36	1.28	0.40	0.46	0.39	(2.16)

Deficiency (if ratio less than 1.00)	—	—	(30,012)	(24,712)	(28,585)	(140,920)